2-1250 Waverley
Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES BIRMINGHAM DEBT SETTLEMENT

WINNIPEG, Manitoba – (July 18, 2011) Medicure Inc. (the “Company”) (NEX: MPH.H) is pleased to announce that, following a comprehensive strategic review and formal process, as first announced in the press release of January 13, 2010, the Company has completed the following transactions:

  settled the debt of USD$32,839,659 owing to Birmingham Associates Ltd. (“Birmingham”) in exchange for the following consideration: (i) approximately Cdn $5 million in cash (less certain costs not to exceed $250,000); (ii) 32,640,043 common shares of the Company; and (iii) the granting of a royalty in AGGRASTAT® sales (the “Birmingham Debt Settlement”);

  borrowed Cdn $5 million pursuant to a loan from Manitoba Development Corporation (the “MIOP Loan”), to assist the current and future activities of the Company including the Birmingham Debt Settlement and certain professional costs relating thereto, secured by the Company’s assets, and guaranteed by Dr. Albert Friesen, President, CEO, and Chair, and entities controlled by Dr. Friesen; and

  issued an aggregate of 20,000,000 common shares of the Company to Dr. Friesen and ADF Family Holding Corp. in consideration for providing the guarantee of the MIOP Loan and entered into a guarantee indemnity agreement with Dr. Friesen (the “Friesen Guarantee Transaction” and, together with the Birmingham Debt Settlement and the MIOP Loan, the “Transactions”).

Medicure’s board wishes to acknowledge the important contribution of the Province of Manitoba and the Manitoba Industrial Opportunities Program in supporting Medicure and enabling the Transaction and also to recognize the patient and constructive approach taken by Birmingham with respect to achieving a mutually acceptable outcome. The independent directors also wish to acknowledge Dr. Friesen’s personal and family contribution to the Transaction and his tireless efforts in achieving an outcome that reflects the Board’s commitment to the interests of minority shareholders.

1.	The Birmingham Debt Situation

On or about September 17, 2007, the Company completed a debt financing agreement (the “Debt Financing Agreement”) with Birmingham pursuant to which Birmingham loaned US $25 million to the Company’s subsidiary, Medicure International Inc. (Barbados) (“Medicure International”). The loan was guaranteed by the Company and secured by the assets, including all intellectual property related to the Company’s primary products, AGGRASTAT® and MC-1, of the Company and its subsidiaries (the “Medicure Group”). The Company has not made payments due to Birmingham under the Debt Financing Agreement since July 2009 and prior to the entry into the Birmingham Debt Settlement was in default under the Debt Financing Agreement (the “Birmingham Debt Situation”).

Since the fall of 2009, the Company, with the assistance of agents in Canada and the United States, has conducted an extensive search of the markets in North America and elsewhere to solicit interest in a refinancing, restructuring, partnering, sale or other transaction involving all or parts of the Medicure Group and/or its interests in AGGRASTAT®, with the goals of addressing or resolving the indebtedness to Birmingham and maximizing the interests of other stakeholders in the Medicure Group. The Transactions represent the best opportunity available to the Medicure Group to achieve such goals. The persons who were shareholders of the Company immediately prior to the completion of the Transactions, namely the holders of an aggregate of 130,307,552 common shares, have preserved their equity following completion of the Transactions and retained 71.2% of the common shares of the Company on an undiluted basis and 62.9% of the common shares of the Company on a fully diluted basis, which includes all options and warrants outstanding prior to closing and 12,542,000 options granted today under the Company’s stock option plan (the “Option Grants”).

2.	The Transactions

a. Birmingham Debt Settlement

The Birmingham Debt Settlement consists of the payment of Cdn $5 million less certain reasonable fees not to exceed $250,000, the issuance of 32,640,043 common shares (the “Settlement Shares”), and the entering into of an agreement to make ongoing royalty payments. The Settlement Shares represent 17.8% of the common shares of the Company on an undiluted basis and 15.8% of the common shares of the Company on a fully diluted basis after completion of the Transactions and the Option Grants. The royalty comprises of 4% of the Company’s net quarterly sales of AGGRASTAT® up to Cdn $2 million, and an increased royalty for sales exceeding that amount. In exchange for this consideration, Birmingham settled the debt of USD $32,839,659 owed by Medicure International and provided a release of all outstanding security and charges against the Medicure Group related to the Debt Financing Agreement.

b. MIOP Loan

The Government of Manitoba provided the MIOP Loan through the Manitoba Development Company’s Manitoba Industrial Opportunities Program (MIOP), whose objective is to benefit the economy of Manitoba by securing significant business investments which would not occur in the Province without provision of some level of government assistance. The MIOP Loan is secured by the assets of the Company and guaranteed by Dr. Friesen, his spouse, and entities owned or controlled by Dr. Friesen’s family. The MIOP Loan has a five-year term, during the first two years of which the Company will only be required to make interest payments. The interest rate is the Manitoba crown company borrowing rate plus 2% per annum. The MIOP Loan is subject to certain on-going obligations by the Company, including employing a specified number of employees in Manitoba for the duration of the MIOP Loan.

c. Friesen Guarantee Transaction and Consulting Agreement

In consideration for guaranteeing the MIOP Loan, the Company issued to Dr. Friesen and entities controlled by Dr. Friesen, an aggregate of 20,000,000 common shares of the Company and entered into a guarantee indemnity agreement, which provides, amongst other things, that the Company will indemnify Dr. Friesen for any losses suffered in connection with his guarantee of the MIOP Loan. The Company has also amended and renewed a consulting agreement for the provision of Dr. Friesen’s services for five years at a monthly rate of $15,000.

3.	Reliance on Exemptions from Related Party Transaction Requirements

Due to the interest of Dr. Friesen, a director of the Company, in the Friesen Guarantee Transaction, it constitutes a “related party transaction” for the Company pursuant to Multilateral Instrument 61-101 (“MI 61-101”) Protection of Minority Security Holders in Special Transactions and triggers the requirement for a valuation and minority approval unless exemptions therefrom are available. As the Company is not listed on or quoted on any prescribed exchange listed in MI 61-101, the Friesen Guarantee Transaction is exempt from the formal valuation requirement contained in MI 61-101. The Company is relying on the financial hardship exemption from the minority approval requirement of MI 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances. The Company has satisfied the elements of this exemption, namely: the Company is in serious financial difficulty, the Friesen Guarantee Transaction is designed to improve the financial position of the Company, the Friesen Guarantee Transaction is not subject to court approval nor has the Friesen Guarantee Transaction been ordered to be effected under bankruptcy or insolvency law, and the Board of the Company and at least two-thirds of the Company’s independent directors, all acting in good faith, have determined the foregoing circumstances are applicable and the terms of the Friesen Guarantee Transaction are reasonable in the circumstances of the Company. The Board and all of the three independent directors (who represent a majority of the Board), acting in good faith, and with the advice of competent counsel, have determined that the above elements of the exemptions have been satisfied and that the terms of the Friesen Guarantee Transaction are reasonable in the circumstances of the Company.

Prior to the completion of the Transactions, Dr. Friesen owned, or exercised control or direction over an aggregate of 9,621,699 (7.4%) of the Company’s common shares. Following the completion of the Transactions and the Option Grants, Dr. Friesen owns, or exercises control or direction over 16.2% of the issued and outstanding common shares of the Company on an undiluted basis, 17.4% of the issued and outstanding common shares of the Company on a fully diluted basis, and 19.1% of the issued and outstanding common shares of the Company on a partially diluted basis.

4.	Early Warning Disclosure

Prior to the Birmingham Debt Settlement, Birmingham held warrants to purchase, on or before December 31, 2016, 1,000,000 common shares of the Company at an exercise price of US$1.26 per share, representing 0.8% of the Company’s issued and outstanding common shares on a partially diluted basis. Pursuant to the Birmingham Debt Settlement, an affiliate of Birmingham, Elliott International L.P. (the "Acquirer"), has acquired 32,640,043 common shares of the Company. The Acquirer now owns 32,640,043 common shares of the Company, and Birmingham continues to hold warrants to purchase an additional 1,000,000 common shares of the Company, together representing 18.3% of the Company’s issued and outstanding common shares on a partially diluted basis. The Acquirer acquired the common shares in the ordinary course of business. Over time, the Acquirer and Birmingham may exercise their warrants, acquire additional securities of the Company, dispose of some or all of the existing or additional securities they held or will hold, or continue to hold their current position.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The primary business activity of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information
Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2010.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com